United States securities and exchange commission logo





                             June 4, 2024

       Songlin Song
       Chief Executive Officer
       Zhengye Biotechnology Holding Limited
       No.1 Lianmeng Road, Jilin Economic & Technical Development Zone Jilin City, Jilin Province, China

                                                        Re: Zhengye
Biotechnology Holding Limited
                                                            Amendment No. 1 to
Registration Statement on Form F-1
                                                            Filed May 15, 2024
                                                            File No. 333-276436

       Dear Songlin Song:

                                                        We have reviewed your
amended registration statement and have the following comment.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Amendment No. 1 to Registration Statement on Form F-1

       General

   1. We note the changes you made to your disclosure appearing on the Cover Page, Summary and Risk Factor
sections relating to legal and operational risks associated with operating in China and PRC
regulations. It is unclear to us that there have been changes in the regulatory environment
in the PRC since the prior amendment that was filed on January 9,
                                                        2024, warranting
revised disclosure to mitigate the challenges you face and related disclosures. The Sample
Letters to China-Based Companies sought specific disclosure
                                                        relating to the risk
that the PRC government may intervene in or influence your operations at any time, or may
exert control over operations of your business, which could result in a material change in your
operations and/or the value of the securities you are registering for sale. We remind you
that, pursuant to federal securities rules, the term    control
                                                        (including the terms
controlling,       controlled by,    and    under common control with   ) as
                                                        defined in Securities
Act Rule 405 means    the possession, direct or indirect, of the power
                                                        to direct or cause the
direction of the management and policies of a person, whether
 Songlin Song
Zhengye Biotechnology Holding Limited
June 4, 2024
Page 2
      through the ownership of voting securities, by contract, or otherwise.
We do not believe
      that your revised disclosure conveys the same risk. Please restore your disclosures in these areas to the disclosures as they existed in prior filings.
       Please contact Franklin Wyman at 202-551-3660 or Daniel Gordon at 202-551-3486 if
you have questions regarding comments on the financial statements and related matters. Please contact Doris Stacey Gama at 202-551-3188 or Jason Drory at 202-551-8342 with any other questions.



                                                            Sincerely,
FirstName LastNameSonglin Song
                                                   Division of Corporation
Finance
Comapany NameZhengye Biotechnology Holding Limited
                                                   Office of Life Sciences
June 4, 2024 Page 2
cc:       Ying Li, Esq.
FirstName LastName